ROSE ROCK INC

1350 ROSE GLEN ROAD

GLADWYNE, PA 19035

April 17, 2015

VIA EDGAR

Ms. Sara Von Althann

Mr. Erin E. Martin

Mr. Isaac Esquivel

Mr. Jaime John

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-6010

Phone: (202) 551-3207

Re: Rose Rock Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed March 31, 2015

File No. 333-202071

Dear Ms. Von Althann, Mr. Martin, Mr. Esquivel, and Mr. John:

On behalf of Rose Rock Inc. (the “Company”), I am writing to respond to the comments set forth in the letter of the staff of the U.S. Securities and Exchange Commission (the “Staff”) dated April 14, 2015, related to the Company’s Registration Statement on Form S-1 (the “Form S-1”). An amendment to the Company’s Form S-1 has been filed simultaneously with this letter.

General

1. We note your response to comment 5, and we reissue the comment. We note your new disclosure on page 26. Please further revise your disclosure to name all of the corporations or other organizations in which Mr. Sun’s occupations and employment were carried on that are referred to under the heading “Background Information about Our Officer and Director.” Refer to Item 401(e) of Regulation S-K.

Response: Background Information about Our Officer and Director

Xingzhong Sun

Xingzhong Sun is founder of Rose Rock Inc. and has more than 30 years of experience in the consulting industry. During the past decade he has been active as an independent consultant advising global companies with market entry and strategic development issues specializing in US and China related projects. Currently he acts as an independent consultant to companies both in the United States and China wishing to expand their businesses globally.  In 2014, Mr Sun advised Wuhu Air-Far Vehicle Engineering Co., Ltd., an airport ground support equipment ("GSE") trading and servicing company in China, to establish its presence in the States through Air-Far Trading and Consulting LLC, a Delaware company, in order to expand its GSE product line to be sourced in the States.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me, Xingzhong Sun at ysun123@hotmail.com or (484) 417-6665.

Very truly yours,

/s/ Xingzhong Sun

Xingzhong Sun